Confidential Treatment
Exhibit 10.1
PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECRETARY OF THE COMMISSION PURSUANT TO REGISTRANT’S APPLICATION OBJECTING TO DISCLOSURE AND REQUESTING CONFIDENTIAL TREATMENT UNDER RULE 24b-2. THE OMITTED PORTIONS HAVE BEEN MARKED WITH BRACKETS.
EXCLUSIVE MARKETING AGREEMENT
     This Exclusive Marketing Agreement (this “Agreement”) is made this 27th day of November, 2007, by and between Covance Inc., a Delaware corporation (“Parent”), and eResearchTechnology, Inc., a Delaware corporation (“eRT”).
     WHEREAS, eRT is engaged in the provision of the Services (as hereinafter defined); and
     WHEREAS, eRT and Parent desire to enter into an agreement relating to the joint marketing of the Services, the potential referral of other business between Parent and its subsidiaries (collectively, “Covance”) and eRT, non-competition and the other matters referred to herein.
     NOW THEREFORE, for and in consideration of the mutual promises contained herein, and other good and valuable consideration, the receipt and legal sufficiency of which is hereby acknowledged by the parties, the parties agree as follows:
1.	Definitions.

As used in this Agreement, the following terms, whether used in the singular or the plural, shall have the following respective meanings:
1.1	“Affiliate” shall mean any Person, from to time, which directly or indirectly through one or more intermediaries either controls, or is controlled by or is under common control with, the Person specified.

1.2	“Audit” shall mean an audit of the Services, in the case of eRT, and an audit of any services provided by Covance, in the case of Covance.

1.3	“Backlog” means each written Contract identified on Section 3.4(g) of the Disclosure Schedule of that certain Share Purchase Agreement by and among eRT, Parent, Covance Central Laboratory Services Limited Partnership and the Company dated as of the date hereof. For the avoidance of doubt, the “Backlog” does not include any Contracts entered into after September 30, 2007; provided, that, only Revenues received after the effective date of this Agreement may be deemed Relevant Revenues.

1.4	“Business” shall mean eRT’s ongoing efforts to sell the Services, but shall not include any other business activities engaged in by eRT from time to time.

1.5	“Claims” shall have the meaning specified in Section 5.

1.6	“Company” shall mean Covance Cardiac Safety Services Inc., a Pennsylvania corporation.

1.7	“Confidential Information” shall have the meaning specified in Section 7.

1.8	“Covance Relationship Manager” shall mean the individual appointed by Covance from time to time pursuant to Section 2.3.1. The initial Covance Relationship Manager shall be identified on Schedule 2.3.1 to this Agreement.

1.9	“Covance Sales Manager” shall mean the individual appointed by Covance from time to time pursuant to Section 2.3.2. The initial Covance Sales Manager shall be identified on Schedule 2.3.2 to this Agreement.

1.10	“Critical Finding” shall mean, with respect to any Party, a finding made in an audit report, based on the results of an Audit, with respect to Services, in the case of eRT, and any services provided by Covance, in the case of Covance, prepared by the other Party, its Affiliates or any third party which is characterized as critical, and which (i) identifies any deficiency of such Party posing a threat to patient safety, (ii) is reasonably likely to result in materially adverse regulatory action by any Governmental Authority with respect to such Party, (iii) is reasonably likely to invalidate the acceptability of any Study involving the Services, in the case of eRT, or any services provided by Covance with respect to such Study, in the case of Covance, to any Customer or to any Governmental Authority; provided, however, that neither Covance nor any Person shall be permitted to characterize as critical, for purposes of the definition of “Critical Finding,” (a) any conduct of the business of the Company after the effective date of this Agreement, relating to a study set forth in the Backlog, that eRT reasonably believes to be consistent with the manner the Company conducted its business before the effective date of this Agreement, including, for the sake of clarity, conduct of the Company after the effective date of this Agreement consistent with the finding of any regulatory audit before the effective date of this Agreement or (b) any finding with respect to Services provided by the Company, unless such finding represents a meaningful and material degradation that occurred after the effective date of this Agreement.

1.11	“Cure Period Expiration Date” shall have the meaning specified in Section 8.1.1.

1.12	“Customer” shall mean any customer or prospective customer of Covance or its Affiliates.

1.13	"Damages Cap” shall have the meaning specified in Section 6.2.

1.14	“Documented Lead” shall mean any lead or other information, based on a request by a Customer, for Services that is communicated in writing by Covance to eRT that subsequently results in verifiable Relevant Revenues to eRT, other than leads or other information known to eRT at the time of such communication as demonstrated by eRT’s prior written records. eRT shall be deemed to have knowledge of any lead or other information concerning any opportunity known to a member of its sales force as demonstrated by eRT’s prior written records. For purposes of tracking Documented Leads, the Relationship Managers will meet weekly (or as otherwise determined by the Parties) to review a list of trials and other potential sources of leads, and will maintain a process for identifying and tracking Documented Leads.

1.15	“eRT Excluded Customer” shall mean the Persons identified on Schedule 1.15.

1.16	“eRT Relationship Manager” shall mean the individual appointed by eRT from time to time pursuant to Section 2.4.1. The initial eRT Relationship Manager shall be identified on Schedule 2.4.1 to this Agreement.

1.17	“Exclusivity Period” shall have the meaning specified in Section 3.7.

1.18	“FDA” shall mean the United States Food and Drug Administration.

1.19	“Governmental Authority” shall mean any governmental department, commission, board, bureau, agency, court or other instrumentality of the United States or any other country, including but not limited to federal, state, district, territory, possession or commonwealth thereof, as well as any entity with the authority to grant or issue licenses or permits necessary to competently perform the Services.

1.20	“Implementation Plan” shall have the meaning specified in Section 3.4.

1.21	“Independent Third-Party Auditor” shall mean an auditor, not an Affiliate of either of the Parties, and experienced in quality assurance and other audits related to the provision of services in clinical trials, appointed by Covance for the purposes set forth in Section 8.1.1 of this Agreement and approved by eRT in its reasonable discretion; provided, however, that in the event that eRT does not, in its reasonable discretion, approve any auditor chosen by Covance for the purposes set forth in Section 8.1.1, then, within thirty (30) days following the date that Covance originally designated such potential auditor, each of Covance and eRT shall request that their independent public accountants engage a mutually acceptable auditor to act as the Parties auditor with respect to Section 8.1.1. The findings of any Independent Third-Party Auditor designated pursuant to this Agreement shall be final, binding and conclusive on the Parties.

1.22	“Joint Bid” shall mean any response to request for proposal, bid or other offer of services by Covance which includes, subject to Section 3.1, Services to be provided by eRT.

1.23	“Losses” shall have the meaning specified in Section 5.

1.24	“Party” shall mean eRT or Covance.

1.25	“Person” shall mean an individual, a corporation, a limited liability company, a partnership (including without limitation a joint venture), an unincorporated association, a trust or any other entity or organization, including but not limited to a government or political subdivision or any agency or instrumentality thereof.

1.26	“Potential Termination Event” shall mean the occurrence and continuation beyond any available cure period of any event, circumstance or condition set forth in Section 8.1 or 8.1.1.

1.27	“Relationship Managers” shall mean the eRT Relationship Manager and the Covance Relationship Manager.

1.28	“Relevant Revenues” shall mean Revenues when and to the extent received by eRT or the fair value of other compensation received by eRT resulting from Documented Leads from Covance or Joint Bids, as reduced by sales taxes, value added taxes or other similar taxes, and excluding all pass-through charges; provided, however, that Relevant Revenues shall exclude amounts received by eRT on account of Backlog. To the extent that the customer identified on Schedule 1.28 (the “Schedule 1.28 Customer”) enters into a written and legally binding contract with respect to the study and for a dollar amount within thirty-three percent (33%) of, or more than, the dollar value of Services (identified on Schedule 1.28 with such study), and eRT recognizes any ECG Revenues under such contract, on or before May 31, 2008 (the “Contract Date”), “Relevant Revenues” shall be deemed to include Revenues received by eRT in accordance with the definition of “Relevant Revenues” on or after the date hereof, and eRT shall pay to Covance, on or before April June 30, 2008, any referral fees then owed to Covance on account of such Relevant Revenues received by eRT between and including the date hereof and on and including December 31, 2007. In the event that the Schedule 1.28 Customer does not enter into a written and legally binding contract on or before the Contract Date, “Relevant Revenues” shall be deemed to include Revenues received by eRT in accordance with the definition of “Relevant Revenues” after December 31, 2007.

1.29	“Revenues” means revenues received or the fair value of other compensation received, as reduced by sales taxes, value added taxes or other similar taxes, and excluding all pass-through charges, as such is in accordance with GAAP applied consistently with prior periods.

1.30	“Services” shall mean centralized electrocardiogram, Holter monitoring, diagnostic services and other similar centralized diagnostic services, in each case to the extent involving, in whole or in part, the measurement and/or interpretation of human electrophysiological or other cardiac signals as applicable in the conduct of clinical trials (including “for fee” cardiologist, protocol design, statistical, and reporting consultation services used specifically in the business of eRT as currently conducted), and any technical or other innovations to any of the foregoing, such as web-based data access. Services shall not include any non-centralized diagnostic services performed by any Clinical Research Unit as part of routine safety patient monitoring. However, notwithstanding the limitation contained in the immediately preceding sentence, in all cases, without limitation, Thorough QT/QTc electrocardiology trials (TQT as defined by FDA ICH E14 Guidance) and intensive as well as routine electrocardiogram trials will be included in Services.
1.31	“Study” shall mean any clinical trial or study, as expanded, contracted or otherwise modified from time to time.

1.32	“Subcontracting Agreement” shall have the meaning specified in Section 3.3.

1.33	“Term” shall have the meaning specified in Section 8.

1.34	“$” shall mean United States dollars.

1.35	“Work Order” shall have the meaning specified in Section 3.3.
2.	Marketing of Services.
2.1	Marketing of eRT Services.
2.1.1	During the Term, Covance agrees, and shall cause its Affiliates, to (i) use eRT for all Services provided or otherwise used by Covance and any of its Affiliates and (ii) recommend eRT as the exclusive provider of Services to Customers, and market, and cooperate with eRT in the marketing of, eRT’s Services to Customers, as described in the Implementation Plan.

2.1.2	Covance’s and its Affiliates’ marketing obligations pursuant to Section 2.1.1 shall not apply (i) to any Study for any Customer in which case such Customer has informed Covance that such Customer will not use eRT to provide Services for such Study (and, in such case, Covance shall provide to eRT (a) notice that any Customer has so informed Covance, which notice shall identify the Customer, the Study and the reason why the Customer stated it will not work with eRT, to the extent of information available to the Covance Relationship Manager, unless and only to the extent that disclosure of the foregoing information is prohibited by provisions of a written confidentiality agreement to which Covance is bound and was entered into before the time such Customer so informs Covance, and (b) any Customer feedback regarding such Customer’s decision to the extent information regarding such feedback is available to the Covance Relationship Manager), or (ii) following any Potential Termination Event.
2.2	Exclusivity.
2.2.1	Covance agrees that during the Term, neither Covance nor any Affiliate of Covance shall perform any Services, or recommend to any Customer any Person, other than eRT, as a provider of Services, except (i) with the prior written consent of eRT, (ii) following any Potential Termination Event, or (iii) under circumstances in which, pursuant to the provisions of Section 2.1.2, Covance’s and its Affiliates’ marketing obligations under Section 2.1.1 do not apply.

2.2.2	Nothing contained in this Agreement shall prevent Covance (or any Affiliate thereof) from (i) owning up to five percent (5%) of the outstanding voting stock of a publicly traded corporation or (ii) subject to the provisions of the side letter of even date herewith between eRT and Covance, acquiring any Person whose principal line of business is not the provision of the Services.

2.3	Covenants of Covance. During the Term, Covance shall:
2.3.1	Appoint the Covance Relationship Manager, who shall be an employee of Covance with qualifications sufficient to meet the existing needs of the position as Covance may deem appropriate in its reasonable discretion, as relationship manager responsible for managing Covance’s relationship with eRT under this Agreement and facilitating the completion of tasks set forth in the Implementation Plan.

2.3.2	Appoint the Covance Sales Manager, who shall be (i) a full-time, fully dedicated employee of Covance, (ii) knowledgeable in the sale of the Services and other cardiac safety services and (iii) suitable, in the reasonable discretion of Covance, for interaction with (a) other employees of Covance and its Affiliates responsible, directly and indirectly, for the performance by Covance of its obligations under this Agreement and (b) Customers in a manner expected, in the reasonable discretion of Covance, to enable the Covance Sales Manager to promote successfully to such employees and Customers the availability and value proposition for Services able to be provided by eRT. eRT shall pay to Covance a sum equal to fifty percent (50%) of the salary and benefits paid to such Covance Sales Manager which salary shall be mutually agreed upon annually by Covance and eRT. Such payment shall be made on a quarterly basis and shall be remitted by eRT within thirty (30) days after the end of each calendar quarter.

2.3.3	Comply with and perform in all material respects Covance’s obligations set forth in the Implementation Plan.

2.3.4	Cause the attendance at meetings either in-person or via teleconference with eRT’s chief executive officer and/or chief financial officer and the eRT Relationship Manager of at least three of the following individuals: (i) the president of late-stage development of Covance, (ii) the senior financial officer responsible for the late-stage development unit of Covance, (iii) the senior executive responsible for the Phase I unit (or, in case of any individual identified by clause (i), (ii) or (iii) of this Section 2.3.4, any other senior executive of Covance with similar responsibilities), (iv) the Covance Relationship Manager and (v) the Covance Sales Manager. Covance and eRT acknowledge that they shall make good faith reasonable efforts to (i) hold such meetings once during each calendar quarter during the Term, and shall be of sufficient duration and (ii) prepare adequately to enable productive discussion at such meetings of matters incident to the performance by the Parties of their respective obligations under this Agreement.
2.4	Covenants of eRT. During the Term, eRT shall:
2.4.1	Appoint the eRT Relationship Manager, who shall be an employee of eRT with qualifications sufficient to meet the existing needs of the position as eRT may deem appropriate in its reasonable discretion, as relationship manager responsible for managing eRT’s relationship with Covance under this Agreement and facilitating the completion of tasks set forth in the Implementation Plan.

2.4.2	Respond promptly to any request for proposal or other communication from Covance pursuant to this Agreement or the Implementation Plan;

2.4.3	Keep proper books and records sufficient to demonstrate the basis for the calculation of amounts payable to Covance hereunder, and permit representatives of Covance, upon reasonable prior notice during normal business hours, to visit its facilities and any pending projects, examine and make copies of books and records and to discuss the information contained therein (or such other information as may be relevant to the calculation of amounts payable to Covance hereunder) with eRT’s officers and employees;

2.4.4	Permit representatives of Covance or its Affiliates, upon reasonable prior notice during normal business hours, to have access to and inspect eRT’s facilities, to inspect, audit and make extracts from its books, records and files, and to meet with eRT officers, employees and representatives for the purpose of conducting quality assurance audits, including with respect to (i) the provision of the Services, (ii) compliance with regulations of any Governmental Authority and (iii) satisfaction of eRT’s other obligations under this Agreement;

2.4.5	In the event that corrective action is required to address any issues identified by Covance or its Affiliates in connection with any audit pursuant to Section 2.4.4, eRT will respond promptly, but no longer than fifteen (15) business days following notification of such issues, with a plan reasonably calculated to provide such corrective action, and will implement such plan on a reasonable timetable as set forth therein;

2.4.6	Notify Covance promptly of any material complaints received from Customers for which eRT is providing Services related to the provision of Services to such Customers;

2.4.7	Inform the Covance Relationship Manager (or any other Covance employee appointed by Covance to receive such information) of any new Services offered by eRT from time to time, in order that Covance may inform those of its representatives dealing with Customers that such Services are available;

2.4.8	Notify Covance promptly and, in any event, within seven (7) business days of the occurrence of any event, notice or condition which would immediately, or with notice or lapse of time, entitle Covance to terminate this Agreement pursuant to Section 8.1;

2.4.9	Comply in all material respects with the eRT obligations set forth in the Implementation Plan;

2.4.10	Not employ any person who has been disbarred by the FDA, and in the event any employee is disbarred by the FDA to promptly notify Covance;

2.4.11	To the extent it provides Services other than by subcontracting as set forth in Section 3.3, provide them in a manner consistent with eRT’s customary clinical practices and in compliance with all applicable rules, laws and regulations of any Governmental Authority.
2.5	Costs and Expenses. Except as may be expressly agreed to in writing by Covance and eRT, each Party will pay all costs and expenses incurred in the performance of its obligations under this Agreement.
3.	Implementation of Marketing Plan; Exclusivity; Other Agreements.
3.1	Commitments. eRT shall not be obligated to accept any commitment proposed or made by Covance for eRT to provide Services to any Customer, other than commitments to which Covance has first obtained eRT’s prior written consent. eRT agrees to respond to all commitments proposed by Covance in a timely manner. Covance shall not propose or make any other commitment for or on behalf of eRT.

3.2	Preferred Pricing Provision. All fees and charges arising from or relating to Services by eRT to Customers, or by eRT to Covance or any Affiliate thereof for further provision to Customers pursuant to subcontracting arrangements as set forth in Section 3.3, will be at eRT’s established prices for the relevant Customer(s) or, if such prices are not established, will be at competitive prices that eRT would offer to third parties in similar transactions. In any event, if Covance has submitted a proposal to eRT (and eRT has accepted such proposal) to provide Services to a Customer for a specific project, eRT shall use commercially reasonable efforts to not offer to provide Services for such project directly to such Customer for fees and charges which are less than those which eRT offers through Covance regardless of the referral fees and any other compensation payable to Covance by eRT.

3.3	Subcontracting Arrangements. eRT acknowledges and agrees that Covance and its Affiliates may find it desirable to provide the Services by direct contract between Covance or its Affiliates with the Customer, with Covance or its Affiliate then subcontracting with eRT for the provision of the relevant Services, and such subcontracting by Covance or its Affiliates will fulfill Covance’s marketing obligations under Section 2.1.1 of this Agreement with respect to the relevant Customer. Covance and eRT further agree, in each instance, to enter into a subcontracting agreement substantially in the form attached as Exhibit A hereto (the “Subcontracting Agreement”), which will serve as the contractual basis for any subcontracting of Services pursuant to this Section. The Parties will negotiate and implement specific work orders, as defined in the Subcontracting Agreement (each a “Work Order”), relating to each project subcontracted to eRT.

3.4	Implementation Plan. Each of eRT and Covance will comply, in all material respects, and will cause its Affiliates to comply, in all material respects, with the provisions of the implementation plan attached as Exhibit B hereto (the “Implementation Plan”). Future modifications of the Implementation Plan, if any, will be negotiated by the parties in good faith, beginning with discussions between the parties’ respective relationship managers, and escalating discussions to the parties respective senior management to the extent necessary within a reasonable time frame. Notwithstanding anything to the contrary in this Agreement or in any other document or agreement, in the event of a conflict between this Agreement and the Implementation Plan, this Agreement shall govern and control.

3.5	Covance Sales Manager. At any time and from time to time, eRT may, by notice to Covance, inform Covance that eRT has determined, in its reasonable discretion, that the Covance Sales Manager no longer is acceptable to eRT. Any such notice shall state, in reasonable detail, the basis for eRT’s determination. If Covance does not appoint a successor Covance Sales Manager, who shall possess the qualifications set forth in Section 2.3.2 and who shall be satisfactory, in all reasonable respects, to eRT, within thirty (30) days after such notice, then the Parties agree that they shall work together in good faith either to cause the performance of the Covance Sales Manager to become acceptable to eRT, in its reasonable discretion, or to appoint a successor Covance Sales Manager.

3.6	eRT Relationship Manager. At any time and from time to time, Covance may, by notice to eRT, inform eRT that Covance has determined, in its reasonable discretion, that the eRT Relationship Manager no longer is acceptable to Covance. Any such notice shall state, in reasonable detail, the basis for Covance’s determination. If eRT does not appoint a successor eRT Relationship Manager, who shall possess the qualifications set forth in Section 2.3.2 and who shall be satisfactory, in all reasonable respects, to Covance, within thirty (30) days after such notice, then the Parties agree that they shall work together in good faith either to cause the performance of the eRT Relationship Manager to become acceptable to Covance, in its reasonable discretion.

3.7	Exclusivity of Services. Covance agrees that, except as set forth in Section 2.2.1 or 2.2.2, during the Exclusivity Period, neither Covance nor any Affiliate thereof will engage in the offer, sale or provision of the Services. “Exclusivity Period” means the period commencing on the date hereof and ending upon the expiration of the Term; provided, however, that (a) the Exclusivity Period shall end as of the effective date of termination of this Agreement in the event of termination by either Party pursuant to Section 8 of this Agreement and (b), subject to (a), the Exclusivity Period shall be extended by the period of time during which Covance or any Affiliate thereof is in breach of Section 2.1, 2.2.1 or 3.7, as determined by a court of competent jurisdiction, and such period of time of breach shall be added to the end of the Exclusivity Period, once such breach ceases.

3.8	Conduct of Audits. Any Party may conduct an Audit of the other Party, provided that any Audit shall be conducted exclusively in the manner contemplated by this Section 3.8. Any Audit of another Party shall be conducted upon reasonable notice and request and at reasonable times. No Party shall be permitted to conduct more than two (2) Audits of another Party in any twelve (12)-month period, unless warranted and reasonable based on the results of a prior Audit. Any Audit of eRT conducted by Covance shall be limited in scope to matters relating to eRT’s performance of Services for any Customer in connection with any Study. Any Audit of Covance conducted by eRT shall be limited in scope to matters relating to Covance’s performance of any services required pursuant to this Agreement.
4.	Payments.
4.1	Payment Terms. For purposes of Section 4.2, Relevant Revenues shall not be deemed to be received by eRT until the actual receipt of cash on account thereof by eRT. Amounts payable pursuant to Section 4.2.1 shall become due and payable within thirty (30) days following the end of month in which eRT received such Relevant Revenues. Appropriate adjustments shall be made if Relevant Revenues with respect to which amounts were paid pursuant to Section 4.2.1 are restated or otherwise adjusted in future periods.

4.2	Referral Fees.
4.2.1	Covance Referral Fees. eRT shall pay Covance a referral fee with respect to Relevant Revenues (other than from eRT Excluded Customers) for each calendar year during the Term received by eRT and its Affiliates as a result of (i) Documented Leads provided by Covance for the performance of Services by eRT or (ii) Joint Bids. Such referral fee, computed with respect to such Relevant Revenues for any calendar year during the Term, shall equal (i) the sum of (a) the respective portions of such Relevant Revenues for such calendar year within each “Range of Relevant Revenues” in the table below multiplied by (b) the “Referral Fee Percentage” in the table below applicable to such range.

Range of Relevant Revenues	Referral fee percentage
Amount up to $[ ] million	[ ]%
Amount in excess of $[ ] million up to $[ ] million	[ ]%
Amount in excess of $[ ] million+	[ ]%
By way of example and not limitation, if eRT receives Relevant Revenues as a result of Documented Leads provided by Covance for the performance of Services by eRT and Joint Bids in an aggregate amount equal to $[ ] million (including Relevant Revenues from eRT Excluded Customers equal to $[ ] million) for a particular calendar year during the term, then eRT shall pay Covance a referral fee computed as follows: ($[ ] million * [ ]%)+($[ ] million * [ ]%)+($[ ] million * [ ]%), or $[ ].
5.	Indemnity. eRT shall defend, indemnify and hold Covance and its Affiliates and its and their respective directors, officers, employees, agents, successors and assigns harmless, to the full extent permitted in law or equity, from and against any and all losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees and expenses) (“Losses”) arising from third party claims, actions or proceedings (“Claims”), to the extent such Losses arising from Claims are proximately caused by or resulting from: (i) the negligence, reckless conduct or willful misconduct of eRT or its Affiliates, and their respective employees or agents in the provision of Services or otherwise, (ii) any breach by eRT of its obligations under this Agreement or (iii) any violation by eRT of any applicable U.S. or other federal, state or local regulation, statute or order in the provision of the Services, except to the extent that such Losses arising from Claims arise from the negligence, reckless conduct or willful misconduct of Covance or any Affiliate thereof. Covance shall defend, indemnify and hold eRT and its Affiliates and its and their respective directors, officers, employees, agents, successors and assigns harmless, to the full extent permitted in law or equity, from and against any and all Losses arising from Claims, to the extent such Losses arising from Claims are proximately caused by or resulting from: (i) the negligence, reckless conduct or willful misconduct of Covance, its employees or agents in the conduct of any clinical trial involving the Services or otherwise, (ii) any breach by Covance of its obligations under this Agreement, or (iii) any violation by Covance of any applicable U.S. or other federal, state or local regulation, statute or order arising out of Covance’ duties under this Agreement, except to the extent that such Losses arising from Claims arise from the negligence, reckless conduct or willful misconduct of eRT or any of its Affiliates.
6.	Limitation of Liability.
6.1	General. Except as set forth in Section 6.2, in no event will either Party or its Affiliates be liable to the other Party or any of its Affiliates under any circumstance for any consequential, special or indirect damages, whether such damages are based upon a claim or action of tort, contract, warranty, negligence, strict liability, breach of statutory duty, contribution, indemnity, or any other legal theory or cause of action, even if advised of the possibility of such damages.

6.2	Exclusion. Notwithstanding anything to the contrary in the Agreement, in the event that Covance or any of its Affiliates breaches, or is in breach of, Section 2.1.1(i) (subject to the exceptions set forth in Section 2.1.2), 2.2.1 and/or 3.7, in addition to any other remedy that may be available, including, without limitation, any remedy that may be available in accordance with Section 6.3, eRT shall be entitled to pursue against Covance and/or any of its Affiliates, any claim or action; provided, that, with respect to such claim or action, damages will be limited to forty million dollars ($40,000,000) (the “Damages Cap”) with respect to any claim or action arising from any such breach that occurs at any time from the date hereof until the one (1) year anniversary of this Agreement, and beginning on the day after the one (1) year anniversary of this Agreement, and on the day after each successive one (1) year anniversary thereafter, the Damages Cap with respect to any claim or action arising from any such breach that occurs at any time during such period will decrease by seventeen and one-half percent (17.5%) annually. For example, during the period from the day after the two (2) year anniversary of this Agreement until the three (3) year anniversary of this Agreement, the Damages Cap shall equal twenty-seven million two hundred twenty-five thousand dollars ($27,225,000) and during the period from the day after the three (3) year anniversary of this Agreement until the four (4) year anniversary of this Agreement, the Damages Cap shall equal twenty-two million four hundred sixty thousand six hundred twenty-five dollars ($22,460,625).

6.3	Specific Enforcement. Each Party acknowledges and agrees for itself and its Affiliates that the covenants set forth in Section 2.1, 2.2.1 and 3.7 are a reasonable and necessary protection of the legitimate interests of eRT and any failure of Covance (or any of its Affiliates) to comply with the requirements of such Sections may cause eRT irreparable injury. Each Party further acknowledges and agrees for itself and its Affiliates that the remedy at law for any breach or threatened breach of any such Sections may be inadequate as a result of limitations set forth in this Agreement as to the claim or action that may be maintained, the extent or type damages that can be pursued or recovered or otherwise, and, accordingly, eRT shall, in addition to any other rights and remedies that eRT may have, be entitled to seek an injunction or temporary restraining order to prevent such breach or threatened breach and to enforce any of the covenants set forth in Section 2.1, 2.2.1 and 3.7, including, without limitation, to compel Covance or its Affiliates to perform their obligations under such Sections and this Agreement, with any court of competent jurisdiction, in addition to any other remedy to which eRT is entitled at law or in equity.
7.	Confidential Information. No Party shall disclose, or permit any of its Affiliates to disclose, any Confidential Information to any third party, except in the case of a disclosure by eRT or any of its Affiliates, with the prior written consent of Covance or, in the case of a disclosure by Covance or any of its

Affiliates, with the prior written consent of eRT. Each Party may disclose Confidential Information to its employees, representatives, consultants, professional advisors and agents who require access to such information in performing activities consistent with the purposes for which such information was disclosed or obtained, provided that each Party shall be fully responsible for any breach of this Section by its employees, representatives, consultants, professional advisors or agents. This Section shall not apply to any Confidential Information (i) to the extent that the Confidential Information has been independently developed by the receiving Party, (ii) to the extent that the Confidential Information is publicly available or generally known other than by breach of the provisions of this Agreement or is disclosed by a third party which third party is not in breach of an obligation of confidentiality or otherwise prohibited from disclosing such Confidential Information; (iii) to the extent disclosure is necessary to comply with any Governmental Authority, in which event the Party making such disclosure shall notify the Party that disclosed the Confidential Information as promptly as practicable (and, if possible, prior to making such disclosure), shall consult with such other Party so as to minimize the necessity of disclosure and shall cooperate with the other Party to seek confidential treatment of such information by the relevant Governmental Authority; or (iv) disclosure of which is reasonably necessary in connection with (and strictly limited to) enforcement of such Party’s rights hereunder. For the purposes of this Agreement, “Confidential Information” shall mean any proprietary or confidential information of either Party disclosed to the other Party, whether in written, electronic, graphic or oral form, including without limitation the existence and substantive terms of this Agreement. The provisions of this Section shall apply throughout the Term.
8.	Term and Termination.
8.1	Term and Termination. This Agreement shall be effective as of the date hereof, and shall continue in effect for a period of ten (10) years (the “Term”); provided, however, that, the Term shall be tolled by any court of competent jurisdiction before whom any action is brought by eRT to enforce, or to seek damages for breach of, Section 2.1, 2.2.1 and/or 3.7 during any period of time during which Covance or any Affiliate thereof is in breach of any such Section as determined by such court, and such period of time of any such breach shall be added to the end of the Term once such breach ceases. Either Party may terminate this Agreement by notice to the other Party (i) if the other Party is in material breach of any material provision of this Agreement and has not cured such breach within ninety (90) days after written notice to such other Party specifying the nature of such breach in reasonable detail, or, if the breach is not reasonably curable within 90 days, the breaching Party is not diligently pursuing a cure (ii) if the FDA or any other Governmental Authority takes any action with respect to the Services which impairs materially the ability of the other Party to perform its obligations under this Agreement or to any Customer under the Subcontracting Agreement and the subject of such warning or action remains in effect and uncured upon the occurrence of the Cure Period Expiration Date (as defined below) calculated from the date the other Party receives such warning or the FDA or other Governmental Authority takes such action, or (iii) upon the insolvency or bankruptcy of the other Party. Without limitation of the foregoing, the occurrence of any of the following events shall also permit either Party, by notice to the other Party, to terminate this Agreement, which termination shall not be effective unless the occurrence of such event is continuing after any applicable Cure Period Expiration Date:
8.1.1	Critical Finding. The other Party receives a Critical Finding related to the Services, in the case of eRT, or any services provided by Covance, in the case of Covance, and fails to remedy such Critical Finding during the period commencing with the other Party’s receipt of the Critical Finding and ending with the last to expire of the following (the “Cure Period Expiration Date”):
(i)	the ninety (90)-day period during which the other Party shall make diligent efforts to remedy such Critical Finding;

(ii)	if such Critical Finding is not remedied within the ninety (90)-day period referred to above, but such Party is satisfied that the other Party has made diligent efforts to remedy such problems and has identified further corrective actions reasonably acceptable to such Party, then an additional forty-five (45)-day period shall be granted during which the other Party shall diligently pursue the identified corrective actions;
(iii)	if such Critical Finding is not remedied within the ninety (90)-day period referred to in subsection (i), above, and such Party either is not satisfied that the other Party has made diligent efforts to remedy such Critical Finding, or finds the further corrective actions proposed by the other Party not to be reasonably acceptable, then such Party will engage an Independent Third-Party Auditor to evaluate the other Party to determine if such Critical Finding remains applicable to the other Party, and if so, the feasibility and likelihood of success of the other Party’s proposed corrective actions; if such Independent Third-Party Auditor finds that such Critical Finding has not been remedied , and that such proposed corrective actions are not reasonably likely to succeed, then the other Party shall have no further time period in which to remedy such Critical Finding, and such Party may terminate this Agreement upon notice to the other Party; if, however such Independent Third-Party Auditor finds that the other Party’s proposed corrective actions are reasonably likely to succeed within the additional forty-five (45) day time period, then the other Party shall have such additional period of time in which to diligently pursue the corrective actions identified to such Party and such Third-Party Auditor; and

(iv)	If the other Party is granted an additional period to remedy such Critical Finding pursuant to subsection (iii), above, and such Critical Finding is not certified by the Independent Third-Party Auditor to have been remedied within such additional period, then such Party may terminate this Agreement upon notice to the other Party.
8.2	Survival. Upon expiration of this Agreement, each Party will: (a) cease using any marketing materials or intellectual property of the other Party in its possession or control, and (b) certify to the other Party within ten (10) days that it has either returned or destroyed all such copies of the marketing materials or intellectual property. Sections 2.5, 3.1, 4, 5, 6, 7 and 8 will survive any expiration of this Agreement.
9.	Miscellaneous.
9.1	Relationship of Parties. eRT and Covance agree that each Party’s legal relationship to the other under this Agreement is as an independent contractor. Nothing in this Agreement shall be deemed to create a joint venture, agency, partnership, or other relationship between eRT and Covance, and neither shall have any power by virtue of this Agreement to enter into any contract or commitment on behalf of the other or to bind the other in any respect whatsoever.

9.2	Entire Agreement. This Agreement constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to its subject matter. This Agreement may be amended, modified or supplemented only by a written agreement (referring specifically to this Agreement) of Covance and eRT. In the event one or more of the provisions of this Agreement or the application thereof to any circumstance are found to be invalid or unenforceable to any extent by a court with jurisdiction, the remaining provisions shall continue in full force and effect. If any provision of this Agreement is found to be so broad as to be unenforceable, such provision shall be interpreted to be only as broad as is enforceable.

9.3	Notices. All notices hereunder shall be in writing and shall be delivered personally, mailed by overnight delivery, registered or certified mail, postage prepaid, or mailed by express mail service to the following addresses of the respective parties:

If to Covance:	Covance Inc.
210 Carnegie Center
Princeton, NJ 08540-9375
Attention: General Counsel
Telephone No.: 609-452-4048
Telecopy No.: 609-452-9865

If to eRT:	eResearch Technology, Inc.
30 South 17th Street
Philadelphia, PA 19103-4001
Attention: Mr. Richard A. Baron, Chief Financial Officer
Telephone No.: 215-282-5566
Telecopy No.: 215-972-2238
Notices shall be effective upon receipt if personally delivered or delivered by courier, on the third business day following the date of mailing if sent by certified or registered mail, return receipt requested, and on the first business day following timely delivery to a nationally recognized overnight courier service for next day business day delivery. A Party may change its address listed above by notice to the other Party but no such notice shall be effective unless and until actually received.
9.4	Governing Law. This Agreement and all rights and liabilities of the parties hereunder shall be subject to and governed by the laws of the State of Delaware, without regard to principles of conflict of laws.

9.5	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

9.6	Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors, trustees and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (whether voluntarily, involuntarily, by operation of law or otherwise) by any party hereto without the prior written consent of the other party, unless such assignment is to a party acquiring substantially all of the assigning party’s assets, and such acquiring party agrees in writing to be bound by the terms of this Agreement as if it were a party hereto.

9.7	Business Combinations. Except with the prior written consent of eRT, during the Term, Covance shall not enter into or agree to effect any merger, acquisition, consolidation, reorganization or other business combination with any other Person involving all or substantially all of the assets or business of Covance in which Covance is not the surviving Person thereto unless (i) the Parent’s counsel provides an opinion of counsel to eRT, in form and substance reasonably acceptable to eRT, to the effect that the surviving Person will be bound by this Agreement as if it were a party hereto or (ii) the surviving Person agrees in writing, in form and substance reasonably acceptable to eRT, to be bound by the terms of this Agreement as if it were a party hereto. In the event that eRT enters into or agrees to effect any merger, acquisition, consolidation, reorganization or other business combination with any other Person that operates a business that competes directly with any of Covance’s clinical pharmacology businesses, Covance shall not be required to use eRT as the exclusive provider of Services in connection with any projects that involve the type of work for which Covance’s clinical pharmacology business and eRT may compete; provided, that, for the purposes of this Section, Covance’s clinical pharmacology business shall be deemed to exclude, and Covance shall remain required to use eRT exclusively with respect to, Thorough QT/QTc electrocardiology trials (TQT as defined by FDA ICH E14 Guidance).

9.8	Force Majeure. No Party will be responsible for any failure to perform its obligations under this Agreement due to causes beyond its reasonable control, including without limitation acts of God, war, riot, embargoes, acts of civil or military authorities, fire, floods, earthquakes, accidents, strikes, or fuel crises, provided that such Party gives prompt written notice of such cause to the other Party. The affected Party’s time for performance will be extended for a period equal to the duration of the force majeure, provided that such extended period of time falls within the Term.

9.9	Publicity. Except as required by law, the Parties will make all reasonable efforts to consult with each other before issuing or causing to be issued any press release or otherwise making any written public statement, if any, with respect to the existence or subject matter of this Agreement. Notwithstanding the foregoing, either Party may, without attempting to consult with the other Party, make oral communications that are consistent in content with any press release or other written public statement previously made that complied with this Section. To the extent that either Party is required by law to file this Agreement publicly, such Party shall provide the other Party with a copy of the proposed filing at least five (5) days prior to filing in order to allow such other Party the opportunity to provide comments thereon (which comments the filing Party will take in consideration).

9.10	Use and Ownership of eRT Marks. During the Term, Covance and its Affiliates shall have the limited right to use eRT’s name and any applicable trademark, trade name and copyright of eRT solely in connection with the provision of any Services to Customers and for no other purpose. eRT represents and warrants that it is the sole owner of eRT’s name and any trademark, trade name, patent and copyright of eRT. Covance acknowledges and agrees that, by virtue of its use of eRT’s name and any trademark or trade name as permitted by the provisions of this Agreement, neither Covance nor any of its Affiliates shall acquire any ownership or registration rights therein; and that, upon the expiration or termination of this Agreement for any reason whatsoever, the right of Covance to use eRT’s name or any trademark or trade name of eRT shall thereupon cease. eRT acknowledges and agrees that it shall not acquire any ownership or registration rights in Covance’s name or any of its trademarks, service marks or trade names.

     In witness whereof, each of Covance and eRT has caused this Agreement to be executed on its behalf by its respective officer duly authorized to do so, all as of the date specified above in the preamble.

Covance Inc.
By:	/s/ James W. Lovett
	Name:	James W. Lovett
	Title:	Senior Vice President

eResearchTechnology, Inc.
By:	/s/ Richard A. Baron
	Name:	Richard A. Baron
	Title:	Executive Vice President, Chief Financial Officer and Secretary